

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Adriaan Reinders
Chief Executive Officer
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re: Standard Drilling, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed July 22, 2013**
> **Amendment No. 3 to Form 8-K**
> **Filed July 19, 2013**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 22, 2013**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 19, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 20, 2013**
> **File No. 000-51569**

Dear Mr. Reinders:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 2, 2013.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed on July 22, 2013

General

1.   We note your responses to prior comments 1 and 2 regarding your Funding Request
        Program and your belief that you are not a broker, as defined by Section 3(a)(4) of the
        Securities Exchange Act of 1934. Please revise to describe in detail how you provide
        such services, including the following information:
        •   Whether you screen any of your investor members to determine if they are
                accredited investors or meet any other criteria, and if so, how you perform your
                screening function;
        •   How you select investment opportunities for your investor members, i.e. whether
                it solely involves the use of an algorithm or if staff members are involved in the
                process;
        •   What you mean by "the ability to anonymously review and track prospects;"
        •   Explain what you mean by "opportunities produced by [y]our automated
                process;"
        •   Supplementally provide examples of the weekly digests that were sent to your
                investment members;
        •   Describe the interactions between your staff and your investment members;
        •   Describe any advisory or consulting advice you give to either your investment or
                entrepreneur members; and
        •   Whether you require your entrepreneur members to provide the information and
                file the appropriate documents with state and federal securities regulators.

        In addition, please provide us an expanded analysis of whether you are a broker-dealer
        requiring registration under Section 15 of the Exchange Act using the facts requested
        above. Your analysis should address both the definitions of a broker and a dealer. We
        refer you to the following no-action letters that address similar entities that sought to
        match investors with entities seeking capital: AngelList LLC (SEC No-Action Letter
        Mar. 28, 2013); Progress Technology, Inc. (SEC No-Action Letter Oct. 11, 2000); Oil-N-
        Gas, Inc. (SEC No-Action Letter Jun. 8, 2000); Angel Capital Electronic Network (SEC
        No-Action Letter Oct. 25, 1996); and IPONET (SEC No-Action Letter Jul. 26, 1996).

2.   Provide your analysis of whether you conduct or proposed to conduct activities of a
        crowdfunding intermediary or a fundraising portal. We refer you to Question 1 of the
        Frequency Asked Questions About Crowdfunding Intermediaries available at
        http://www.sec.gov/divisions/marketreg/tmjobsact-crowdfundingintermediariesfaq.htm.
        Until the Commission adopts rules governing funding portals, crowdfunding intermediary
        activity is prohibited. To the extent you believe you would rely on the crowdfunding
        exemption under Title III of the Jumpstart Our Business Startups Act, please revise to
        describe the steps necessary for you to operate as a funding portal.

3.   Please address whether your fundraising services and other activities are those of an investment adviser, as defined by section 202(a)(11) of the Investment Advisers Act of 1940. If so, identify the exemption or exclusion from registration under section 203 of the Act that you intend to rely on and explain why you believe it is applicable. It appears that your fundraising services may include advisory activities. Please clarify the nature of those activities, which you currently describe broadly..

4.   Your revisions in response to prior comment 5 removed your assertion that you are the world's largest niche social network for entrepreneurs on page 11 of your current report, but pages 13, 48 and 65 still contain this disclosure. Please confirm that you will remove these references in future filings, which includes any amendments to your Form 8-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Results of Operations, page 35

5.   Expand your disclosure to define the meaning of "Bounce Rate" and how this amount is computed.

(c) Exhibits, page 67

6.   Please revise note (6) to identify the filing date as May 10, 2013.

The E-Factor Corp. Financial Statements

7.   We are considering your response to prior comment 10. Please file Exhibit 10.4, "Agreement and Plan of Merger between The E-Factor Corp. and EQmentor, Inc. dated June 30, 2012, as amended" or identify the filing in which the agreement was previously filed.

8.   Your response to prior comment 11 presents the pro forma revenue presentation for the Standard Drilling and EFactor reverse acquisition. Our comment directed you to Note 10 of the audited financial statements which presents pro forma sales related to the acquisition of EQmentor. We are therefore reissuing our comment in full. Refer to page 16 of Forms 8-K/A filed on May 13, 2013, July 19, 2013 and July 22, 2013.

        Please refer to your pro forma information for the years ended December 31, 2011 and 2012 and tell us how you determined that these amounts comply with ASC 805-10-50-2(h). In this regard, the pro forma revenue amount that you have presented is less than total revenue presented in the audited financial statements. Please explain why the revenue is lower than that presented in your audited financial statements. Indicate whether intercompany revenue was eliminated in preparing the pro forma information.

Report of Independent Registered Public Accounting Firm, page 2

9.   Amend your filing to include a Report that has been signed <u>and dated</u> by MaloneBailey, LLP.

Revised Schedule 14C Filed July 22, 2013

General

10.   Your response to prior comment 13 indicates that Item 13(a) disclosure is not required because you will file a preliminary proxy statement related to the Home Training Initiative transaction. Prior comment 13 refers solely to the share exchange between the E-Factor Corp. shareholders and Standard Drilling, Inc., and the contents of the pending Schedule 14C. Either include your most recent annual and interim financial statements in your information statement, together with related management's discussion and analysis, to comply with Item 11(e), 12(f), and 13(a) of Schedule 14A for the share exchange that will complete your reverse merger, or incorporate by reference your most recent Form 10-K and Form 10-Q and provide copies of such documents that are compliant with Items 13(b) and (c) of Schedule 14A. Please refer to Note D to Schedule 14A as well as paragraph (b) of Item 13 to Schedule 14A. The financial statements must comply with Regulation S-X's updating requirements as of the mailing date of the information statement. Our outstanding comments on the financial statements and related matters must be satisfactorily addressed before mailing, whether that information is included or incorporated into the Schedule 14C.

11.   We note your response to prior comment 14 regarding your strategy to acquire the remaining 30% of the common stock of E-Factor Corp. Please revise to describe the nature and terms of any plans, arrangements, agreements or agreements in principal to acquire these shares, if any. Also, please revise to clarify whether your strategy is dependent on future financing that you may be unable to secure.

12.   Your description of your $750,000 bridge financing in the Form 8-K filed on July 17, 2013 appears to omit several material terms of the transaction, such as the 12-month maturity date for each advance, the assets provided as security, the mandatory repayment provision contingent on raising $10 million in capital, and the restrictions imposed by your negative covenants. Please ensure that you disclose these terms in your next periodic report, or tell us why you additional disclosure is not required.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 8. Acquisition of MCC International, page 11

13.   Your response to prior comment 17 does not appear to be fully responsive and we are reissuing our comment in full. Tell us how you accounted for the 3,490,281 shares of contingent consideration to be issued after the proposed 1-for-40 reverse stock split. Include a discussion of the valuation and classification of any contingent consideration as set forth in paragraphs 5 and 6 of ASC 805-30-25.

        Please contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief-Legal

cc: Via E-mail
        Richard Anslow, Esq.
        Anslow & Jaclin